April 3, 2007

By EDGAR, “CORRESP” Designation

Mr. Jim B. Rosenberg,
   Senior Assistant Chief Accountant,
      Securities and Exchange Commission,
         Division of Corporation Finance,
            100 F Street, N.E.,
               Washington, D.C. 20549.

Re:	ING Groep N.V. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 (file No. 001-14642)

Dear Mr. Rosenberg:

        We are writing on behalf of ING Groep N.V. (“Company”) in response to the comments contained in the March 20, 2007 letter from the Staff (“Staff”) of the Securities and Exchange Commission (“Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2005 (“2005 Form 20-F”), which also makes reference to certain of your prior comments in the Staff’s letters dated September 27, 2006 and February 14, 2007.

        We appreciate the Staff’s careful review of our 2005 Form 20-F. We have attempted to carefully and thoroughly consider each of the Staff’s comments. In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing that in the spirit of cooperation with the Staff, and not because we believe our prior filing is materially deficient or inaccurate.

        For your convenience, we have restated your comments in full and in bold type and have keyed all responses to the numbering of the comments in your letter and the headings used in your letter. All responses are designated with the letter “R” below the comment number.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.	We acknowledge that you are still preparing your response to comment one from our letter dated September 27, 2006.

R:	The Company confirms that it has filed its response to Comment No. 1 from your letter dated September 27, 2006 on March 23, 2007.

Item 5. Operating and Financial Review and Prospects, page 30

Group Overview, page 33

Capital Ratios, page 34

2.	Refer to your response to comment two. In the revised disclosure you appear to remove all references to the fact that this measure is used in determining management compensation as disclosed in the previous response. Please revise your disclosure to include a more detailed discussion of how this measure is used in that compensation process. Also include a more detailed discussion about how this ratio is used both internally and externally. Please note that the fact that you report it externally to your investors, analysts, and rating agencies is not sufficient to support on its own for the inclusion of this measure.

R:	As discussed with the Staff, the Company had not referred to the use of Adjusted Capital in determining management compensation in its earlier disclosure.

The Company believes that presentation of its Adjusted Capital, and reconciliation thereof to its IFRS shareholders’ equity, provides useful information to investors. Adjusted Capital is a measure used by the Company in the Company’s capital management process, and forms the basis for calculating the debt/equity ratios which are used internally by the Company to manage the equity leverage on a Group basis and at the ING Insurance level. Further, as a global financial institution with significant insurance operations, the Company calculates Adjusted Capital on the basis of the criteria in the Standard & Poor’s (“S&P”) capital model, which is in turn used by this rating agency to measure, compare and analyse capital adequacy and leverage for insurance groups such as the Company. Accordingly, Adjusted Capital is a measure which, as used by S&P, has a correlation to and material impact on the ratings accorded to the Company and its operating insurance businesses. Those ratings, in turn, are important to the operations and prospects of our insurance operating businesses, particularly in the life insurance segment. In both individual and group insurance, we believe that S&P financial strength and other ratings are one of the most significant factors looked at by our clients and brokers, is a major distinguishing factor vis-à-vis our competitors and peers, and is a measure that is closely watched by the investor, analyst and rating agency communities as a result. Further, and for similar reasons, Adjusted Capital is a measure used by regulatory authorities to measure and monitor the safety and soundness of our insurance subsidiaries, and in the event that our Adjusted Capital levels are insufficient we can expect regulatory scrutiny, including requirements for additional capital or restrictions on our business. In all cases, to the extent our Adjusted Capital declines or shows significant volatility, or the components thereof change significantly period over period, we believe that the investment community, rating agencies and regulators would all view this as material information and relevant to a decision to invest in our shares or debt instruments, to our ratings, and to the financial health and solvency of our operating companies, respectively. We would also note that the calculation of Adjusted Capital, being based on capital models used by rating agencies and regulators, is based on external requirements and is commonly used by virtually every peer company in the financial services industry. It is not a measure that was defined by the Company itself.

Finally, in its Release No. 33-8176 regarding the use of Non-GAAP Financial Measures, we recognize that the Staff indicated that registrants must provide “a statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors…”, and that in connection with this requirement the Staff further noted that “the fact that the non-GAAP financial measure is used by or useful to analysts cannot be the sole support for presenting the non-GAAP measure.” However, the Company, as indicated above, respectfully submits that while Adjusted Capital is a measure that is used by analysts, this is only the case because it is a measure that is important to an understanding of the financial strength, regulatory health and business prospects of the Company, and is thus a measure which investors do and should view as useful.

The revised proposed disclosure, including the discussion on how the measure is used internally and externally, is provided in Appendix 1.

Segment Reporting, page 39

Insurance Asia/Pacific, page 45

Income, page 45

3.	Refer to your response to comment three. Please provide to us, in disclosure-type format, your accounting policy regarding the provisions of paragraphs 10-12 of IFRS 4 and the impact that these provisions had on your financial statements.

R:	The Company confirms that requirements on unbundling of deposit components included in IFRS 4 paragraph 10-12 are not relevant to the Company and, therefore, are not reflected in the Company’s accounting policy disclosures and had no impact on the Company’s financial statements. IFRS 4 paragraphs 10-12 require unbundling of insurance contracts into an insurance component and a deposit component if, and only if, the criteria in IFRS 4 paragraph 10 (a) i and ii are met. Furthermore, IFRS 4 paragraphs 10-12 permit (voluntary) unbundling if the criteria on IFRS 4 paragraph 10 (b) are met. The Company confirms that it does not have insurance contracts that are required to be unbundled under the criteria of IFRS paragraph 10 (a) i and ii and that it has not applied the option to (voluntarily) unbundle insurance contracts.

Consolidated Statement of Cash Flows, page F-5

4.	We have read your response to comment four. It appears that amounts withheld from cash payments to reinsurers do not represent true cash flows and should not be included in financing cash flows. Please revise your cash flow to reclassify these items as operating cash flows or tell us why you believe a revision is not needed. In addition, please tell us your consideration of Derivative Implementation Issue NO. B36, embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor Under Those Instruments in accounting for these arrangements. Also, please tell us how you are accounting for the interest earned on these “deposits,” specifically where the interest earned and interest payments to reinsurers are recorded in the statement of cash flows.

R:	The Company has noted the Staff’s position that amounts withheld from cash payments to reinsurers do not represent true cash flows and should not be included in financing cash flows. The Company agrees with the Staff’s position and will revise the presentation of its statement of cash flows in future periods by reclassifying these items as operating cash flows.

However, the Company does not believe that revision of its statement of cash flows for 2005 and 2006 is necessary, as the impact on both “Net cash flow from financing activities” and “Net cash flow from operating activities” would be insignificant. For 2005, the reclassification would amount to EUR 86 million, which represents 1.2% of Net cash flow from financing activities and 0.3% of Net cash flow from operating activities. For 2006, the reclassification would amount to EUR 161 million, which represents 1.0% of Net cash flow from financing activities and 1.7% of Net cash flow from operating activities. As discussed with the Staff, the Company has already published its 2006 statement of cash flows in its Dutch Annual Report for 2006 (“2006 Dutch Annual Report”), and has a strong preference to maintain the same presentation in the annual accounts included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (“2006 Form 20-F”). The Company is of the opinion that this presentation is materially consistent with the position of the Staff.

The Company confirms that it has considered Derivative Implementation Issue No. B36 (“DIG B36”) in relation to its Deposits by reinsurers. For part of its deposits, DIG B36 is not applicable since the deposits bear a fixed rate of interest. For certain deposits, DIG B36 is applicable as the return is based on the return of a specific pool of assets. For these deposits, the value of the embedded derivative was determined to be insignificant.

Interest earned by the reinsurer on deposits by reinsurers is accounted for by the Company as an expense. Where interest is paid in cash to the reinsurer, it is included in the statement of cash flows in Net cash flow from operating activities and included in Interest paid in Note 39 to the cash flow statement in section 2.1.7. Where interest is added to the balance of the deposit, the (non-

cash) amount is currently reflected in Net cash flow from financing activities similarly to other movements in the deposit. The Company confirms that it will change the presentation of non-cash interest for future periods in line with the above reclassification from Net cash flow from financing activities to an adjustment in arriving at Net cash flow from operating activities. The Company also confirms that amounts related to non-cash interest are not material.

30 Underwriting Expenditure, page F-86

5.	We are still evaluating your response to comment 14 from our letter dated September 27, 2006. We may have further comments. At this time, to help us better understand your proposed future presentation, please provide to us the proposed statement of operations presentation as revised to include the reinsurance recoveries as represented in your previous response. Clearly indicate for us where all four components are to be presented.

R:	The Company acknowledges that the Staff is still evaluating its response to comment 14 and may have additional comments.

The Company confirms that it has amended its presentation of the consolidated profit and loss account and related notes in its 2006 Dutch Annual Report. The revised presentation is included in Appendix 2 to this letter. The Company intends to use the same presentation in its 2006 Form 20-F.

The four components as indicated in our response to comment 14 are included in the revised presentation as follows:

  Gross insurance premiums are included in the line item “Gross Premium Income”;
  Premiums ceded to reinsurers are included in the line item “Gross underwriting expense” (and further specified in Note 42 under “Reinsurance and retrocession premiums”);
  Gross benefits/claims are included in the line item “Gross underwriting expense” (and further specified in Note 42 under “Gross benefits” and “Gross claims”);
  Reinsurance recoveries are included in the line item “Reinsurance Recoveries”.

2.4.1 Valuation and Income Recognition Differences between IFRS-EU and US GAAP, page F-132

Loan Loss Provisioning (2005), page F-136

6.	In your response to comment nine you discuss what observable data and current events are but do not discuss the different interpretations of each item under Dutch GAAP and IFRS. Please provide us a discussion of the narrower interpretations of “observable data” and “current events” under IFRS. Also clarify for us what is meant by the last bullet discussed on page 8 of your response.

R:	Compared to Dutch GAAP, IFRS-EU more clearly prescribes that provisions must be based on “observable data” and “current events”. Unlike Dutch GAAP, IFRS-EU does not permit maintaining unallocated provisions that were considered necessary to capture subjective and judgemental aspects of credit risk assessment and prudential elements that were not considered on an individual basis. On adoption of IAS 39 in 2005, the Company refined its loan loss provisioning methodology to reflect the narrower approach under IFRS-EU. In order to meet the requirements of IAS 39, the Company utilized more sophisticated credit risk management techniques and more granular data that were being developed and gathered by the Company for credit risk management purposes and in the preparation for Basel II. These more sophisticated techniques relate mainly to statistical calculations of impairment that are based on “observable” probabilities of default, loss given default and exposure at default data in respect of loan portfolios with similar credit characteristics. Since the adoption of IFRS-EU in 2005, the Company has continued to back-test such data against “current” loss and default statistics on a periodic basis and adjustments have been made to the data as determined to be necessary. As a result of implementing more sophisticated methodologies and more granular data, which quantify with greater precision certain elements previously covered by unallocated provisions, such unallocated provisions, which were designed to capture subjective and judgemental aspects of credit risk assessment and prudential elements, are no longer included and were released upon adoption of IFRS-EU.

The last bullet on page 8 of the Company’s previous response was included in relation to the additional disclosures that were provided concerning the concept of a loss confirmation period. Under the concept of a loss confirmation period, the Company considers historical impairment levels, adjusted for current conditions, to be objective evidence of a level of incurred but not yet identified impairments within a portfolio. This is based on the observation that there is a time lag between the emergence of impairment triggers and the point-in-time at which those events are captured by credit risk systems.

*   *   *

        Please do not hesitate to call me at (011) 31-20-541-8510 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

Very truly yours, /s/ Hans Van Barneveld Hans Van Barneveld General Manager Corporate Control and Finance

cc:	Paul Dudek
Dana Hartz
Joseph Roesler
(Securities and Exchange Commission)

Cees Maas
John Hele
Pim Brouwer
Harm van de Meerendonk
Jos Koster
Marga van Dijk
Edwin van Dixhoorn
(ING Groep N.V.)

Jan Nooitgedagt
Kevin Guckian
(Ernst & Young LLP)

William D. Torchiana
Joram M. Lietaert Peerbolte
(Sullivan & Cromwell LLP)

APPENDIX 1: Proposed disclosure on Adjusted Capital (Comment 2)

Adjusted Capital
In addition to the regulatory capital requirements, as presented in note 34 to the consolidated financial statements, ING also measures and manages capital ratios for capital management purposes. ING calculates these capital ratios on the basis of “adjusted capital”. Adjusted capital differs from Shareholders’ equity in the consolidated balance sheet. The main differences are that adjusted capital excludes unrealized gains and losses on debt securities and the cash flow hedge reserve and includes hybrid capital. Adjusted capital is reconciled to shareholders’ equity as follows:

December 31, 2006
Shareholders' equity (in parent)	38,266
Group hybrid capital	7,606
Revaluation reserves debt securities and other	(3,352)
Adjusted capital	42,520

“Group hybrid capital” comprises subordinated loans and preference shares issued by ING Group, which qualify as (Tier-1) capital for regulatory purposes, but are classified as liabilities in the consolidated balance sheet.

“Revaluation reserves debt securities and other” includes unrealized gains and losses on available-for-sale debt securities (EUR 1,709 million), the cash flow hedge reserve (EUR 1,357 million) and capitalized goodwill (EUR 286 million).”

ING uses adjusted capital in calculating its debt/equity ratio, which is a key measure in ING’s capital management process. The debt/equity ratio is used to measure the leverage of the ING Group and ING Insurance.The target and actual debt/equity ratio based on adjusted capital are communicated internally to key management and externally to investors, analysts and rating agencies on a quarterly basis.

ING uses adjusted capital for these purposes instead of Shareholders’ equity presented in the balance sheet principally for the following reasons:

  adjusted capital corresponds with capital used by regulatory authorities in setting minimum capital requirements for solvency purposes;
  adjusted capital is derived from the capital model that is used by rating agencies to measure and analyse capital adequacy and leverage and may have a direct impact on the Company’s rating;
  the Company believes its rating and solvency position, as determined by rating agencies and regulators based on adjusted capital, are of key importance to the Company and its investors.

APPENDIX 2: Selection from 2006 Annual Report (Comment 5)

CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP
FOR THE YEARS ENDED 31 DECEMBER

amounts in millions of euros                        2006     2006     2005    2005      2004    2004
-----------------------------------------------   --------------------------------------------------
Interest income banking operations                59,170            48,176            25,448
Interest expense banking operations              -49,978           -39,109           -16,707
                                                 -------            ------            ------
Interest result banking operations 35                       9,192            9,067             8,741
Gross premium income 36                                    46,835           45,758            43,617
Investment income 37                                       10,907           10,434            10,054
Net gains/losses on disposals of group companies                1              390               337
Gross commission income                            6,867             5,845             5,659
Commission expense                                -2,551            -2,098            -1,880
                                                  ------            ------            ------
Commission income 38                                        4,316            3,747             3,779
Valuation results on non-trading derivatives 39                89               47                 0
Net trading income 40                                       1.172              426               888
Share of profit from associates 6                             638              541               229
Other income 41                                               471              710               526
                                                           ------           ------            ------
Total income                                               73,621           71,120            68,171

Gross underwriting expenditure                    53,065            54,594            48,925
Investment income for risk of policyholders       -2,702            -5,074            -2,309
Reinsurance recoveries                            -2,175             -2400            -1,232
                                                  ------            ------            ------
Underwriting expenditure 42                                48,188           47,120            45,384
Addition to loan loss provision 5                             103               88               465
Other impairments 43                                           27               76                22
Staff expenses 44                                           7,918            7,646             7,667
Other interest expenses 45                                  1,016              969             1,019
Operating expenses 46                                       6,429            6,327             5,874
                                                           ------           ------            ------
Total expenses                                             63,681           62,226            60,431

                                                           ------           ------            ------
Profit before tax                                           9,940            8,894             7,740

Taxation 47                                                 1,907            1,379             1,709
                                                           ------           ------            ------
Net profit (before minority Interests)                      8,033            7,515             6,031

Attributable to:
Shareholders of the parent                                  7,692            7,210             5,755
Minority interests                                            341              305               276
                                                           ------           ------            ------
                                                            8,033            7,515             6,031

42 UNDERWRITING EXPENDITURE
--------------------------------------------------------------------------------
UNDERWRITING EXPENDITURE
--------------------------------------------------------------------------------
                                                   2006       2005       2004
----------------------------------------------    ------------------------------
Gross underwriting expenditure                    53,065     54,594     48,925
Investment income for risk of policyholders       -2,702     -5,074     -2,309
Reinsurance recoveries                            -2,175     -2,400     -1,232
                                                  ------------------------------
Underwriting expenditure                          48,188     47,120     45,384

--------------------------------------------------------------------------------
UNDERWRITING EXPENDITURE BY CLASS
--------------------------------------------------------------------------------
                                                   2006       2005       2004
----------------------------------------------    ------------------------------
EXPENDITURE FROM LIFE UNDERWRITING
Reinsurance and retrocession premiums              2,004      2,031      1,619
Gross benefits                                    26,234     22,129     25,774
Reinsurance recoveries                            -1,705     -1,625       -929
Change in life insurance provisions for
  risk of company                                 13,420     14,650     11,098
Costs of acquiring insurance business              1,083      1,060      1,324
Other underwriting expenditure                       439        364        713
Profit sharing and rebates                           801      2,214        684
----------------------------------------------    ------------------------------
                                                  42,276     40,823     40,283

EXPENDITURE FROM NON-LIFE UNDERWRITING
Reinsurance and retrocession premiums                339        526        756
Gross claims                                       3,848      4,343      3,598
Reinsurance recoveries                              -470       -775       -303
Change in provision for unearned premiums             65        -46         73
Change in claims provision                          -209        -49         58
Costs of acquiring insurance business              1,043      1,012        951
Other underwriting expenditure                       -71        -52        -32
----------------------------------------------    ------------------------------
                                                   4,545      4,959      5,101

EXPENDITURE FROM INVESTMENT CONTRACTS
Costs of acquiring investment contracts               31         53
Profit sharing and rebates                            64         17
Other changes in investment contract liabilities   1,272      1,268
----------------------------------------------    ------------------------------
                                                   1,367      1,338

----------------------------------------------    ------------------------------
                                                  48,188     47,120     45,384